[GRAPHIC OMITTED]

                                                                    News release

For immediate release

                 MITTAL STEEL COMPANY N.V. REPORTS THIRD QUARTER
                          AND NINE MONTHS RESULTS 2005


Rotterdam, November 9, 2005 - Mittal Steel Company N.V. ("Mittal Steel" or "the Company"), the world's largest and most global steel company, today announced results for the third quarter and nine months ended September 30, 2005.

Highlights:

Solid results given current market conditions

(US Dollars in millions except per share data and shipments)

                                       3Q 2005        2Q 2005         3Q 2004        9M 2005         9M 2004
Shipments (000'ST)                      12,976         12,181          11,026         35,536          31,975
Revenues                                 7,050          7,604           6,292         21,078          16,020
Operating income                           765          1,391           1,932          3,875           4,421
Net income                                 478          1,090           1,332          2,715           3,147
Earnings Per Share ($)                    0.68           1.57            2.07           3.99            4.89

The results of the second quarter 2005 include those of International Steel Group ("ISG") which merged with Mittal Steel from April 15, 2005.

Further strengthening of global position

o The Company has agreed to acquire a 93.02% stake in the capital of KryvorizhStal (the largest carbon steel long products producer in Ukraine) from the State Property Fund of Ukraine following a public auction. Under the terms of the share purchase agreement, Mittal Steel will acquire 3,590,038,755 shares of the share capital of KryvorizhStal for a total consideration of UAH 24.2 billion (US$4.8 billion). The share purchase agreement was signed on October 28, 2005.
o The Company has signed a Memorandum of Understanding with the Government in Jharkhand, India concerning the development of a mining and steelmaking complex in the region. Mittal Steel intends to undertake a Detailed Project Report (DPR) within 18 months. Once the DPR is completed and found acceptable to both Mittal Steel and the Government of Jharkhand, definitive agreements would be entered into.

o The Company completed its acquisition of 36.67% of Hunan Valin Steel Tube & Wire Company ("Hunan Valin") in China, for a total consideration of US$338 million.
o The Company announced that the Mining Development Agreement entered into with the Government of Liberia was ratified by the Liberian Senate.
o The Company announced that it had acquired a majority stake in Romportmet, a port facility located in Galati, Romania. Mittal Steel increased its shareholding in Romportmet to 89% through the acquisition of approximately 20 million shares, at a total cost of $47 million.

Other key events

o Ispat Inland Inc., the North American subsidiary of Mittal Steel Company N.V., announced the ratification of new collective-bargaining agreements by members of the United Steelworkers. The agreements generally parallel those at the former ISG. These agreements expire on September 1, 2008, as do those at the former ISG plants.
o The Company signed a US$3 billion loan agreement, subsequently increased to US$3.5 billion, with Citigroup with terms similar to its US$3.2 billion revolving credit facility.

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, Mittal Steel Company, said:

"We have experienced highly challenging global market conditions in the past quarter with significant steel price decline in all regions. Given this current environment, Mittal Steel has again posted a solid set of quarterly results, in line with expectations and guidance given in the last quarter. Production cutbacks have remained in place in the third quarter and this has helped to further reduce inventory levels worldwide. Steel industry fundamentals remain positive going forward and we are beginning to see the benefits of global consolidation.

Mittal Steel has again been very active this quarter in terms of expanding our global operations, with deals in Liberia, China and the Ukraine. Our Mining Development Agreement with the Liberian government gives us access to 10 million tonnes of iron ore annually, significantly improving our vertical integration in the long term. We have closed our acquisition of a 36.67% stake in Hunan Valin, giving us a foothold and platform for growth in the vital Chinese market. And we were recently announced as the winning bidder for Kryvorizhstal, a plant that offers nearly 100% vertical integration with the potential to be one of the lowest costs, highest margin steel producers in the world. We have also signed a MoU with the government of Jharkhand in India to set up a 12 million tonne Greenfield site in India. These moves will help us to build on our leading position in the global steel industry and build towards creating a truly sustainable sector."

                   THIRD QUARTER 2005 EARNINGS CONFERENCE CALL

Lakshmi N. Mittal, Chairman and Chief Executive Officer, and Aditya Mittal, President and Chief Financial Officer, will host a conference call for members of the investment community to discuss the Company's financial results and general business operations at 9:30 AM New York time / 2:30 PM London time on Wednesday, November 9, 2005. The conference call will include a brief question and answer session with senior management. The conference call information is as follows:

                        Date: Wednesday, November 9, 2005
                Time: 9:30 AM New York Time / 2:30 PM London Time
                Dial-In Number from within the U.S.: 866 831 5605
              Dial-In Number from outside the U.S.: +1 617 213 8851
                             Pass code: Mittal Steel

For individuals unable to participate in the conference call, a telephone replay will be available from 11:30 AM New York time / 4.30 PM London time on November 9, 2005 until November 23, 2005 at:

                Replay Number from within the U.S.: 888 286 8010
              Replay Number from outside the U.S.: +1 617 801 6888
                               Pass code: 40975840

A web cast of the conference call can also be accessed via www.mittalsteel.com and will be available for one week. RealPlayer or Windows Media Player will be required in order to access the web cast.

                 MITTAL STEEL COMPANY N.V. REPORTS THIRD QUARTER
                                  RESULTS 2005

Mittal Steel Company N.V. (NYSE: MT; AEX: MT), net income for the quarter ended September 30, 2005 was $478 million or $0.68 per share, as compared with net income of $1.1 billion or $1.57 per share for the quarter ended June 30, 2005 and $1.3 billion or $2.07 per share for the quarter ended September 30, 2004.

Consolidated sales and operating income for the quarter ended September 30, 2005 were $7.1 billion and $765 million, respectively, as compared with $7.6 billion and $1.4 billion, respectively, for the quarter ended June 30, 2005 and as compared with $6.3 billion and $1.9 billion, respectively, for the quarter ended September 30, 2004.

Total steel shipments(1) for the quarter ended September 30, 2005 were 13.0 million tons as compared with 12.2 million tons for the quarter ended June 30, 2005 and 11.0 million tons for the quarter ended September 30, 2004.

Group inter-company transactions have been eliminated in financial consolidation.

Analysis of operations

Mittal Steel's consolidated financial statements include the results of ISG as from April 15, 2005 and Mittal Steel Zenica in Bosnia from December 2004. As a result, prior period results may not be entirely comparable.

Average price realization in the quarter ended September 30, 2005 decreased by 11% as compared with the quarter ended June 30, 2005 and decreased by 1% as compared with the quarter ended September 30, 2004 (8% lower excluding ISG and Mittal Steel Zenica).

Steel shipments were higher by 7% in the quarter ended September 30, 2005 as compared with the quarter ended June 30, 2005. Steel shipments for quarter ended September 30, 2005 were 18% higher as compared with the quarter ended September 30, 2004, primarily due to the inclusion of ISG (14% lower excluding ISG and Mittal Steel Zenica).

Cost of goods sold per ton during the quarter ended September 30, 2005 was lower by 4% as compared with the quarter ended June 30, 2005. Costs were lower due to improved production and shipments during the quarter, and reduced cost of certain inputs, which were partially offset by increases in the cost of natural gas and electricity.

Cost of goods sold per ton during the quarter ended September 30, 2005 was higher by 24% as compared with the quarter ended September 30, 2004, primarily due to a steep increase in the cost of almost all inputs (12% higher excluding ISG and Mittal Steel Zenica).

Selling, general and administrative expenses in the quarter ended September 30, 2005 decreased by 7% as compared with the quarter ended June 30, 2005 and increased by 40% as compared with the quarter ended September 30, 2004, primarily due to higher levels of sales activity, as well as the inclusion of ISG.

Operating income for the quarter ended September 30, 2005 was $765 million as compared with $1.4 billion for quarter ended June 30, 2005 and $1.9 billion for the quarter ended September 30, 2004, for reasons described above.

Other income expenses-net for the quarter ended September 30, 2005 was $10 million. During the quarter, the Company recorded a loss of $38 million relating to an arbitration award at one of its European subsidiaries. The Company also recorded a gain of $35 million in its Czech subsidiary arising out of reassessment of liabilities, which management believes is no longer probable. Other income expenses-net for the quarter ended June 30, 2005 was $35 million which includes $14 million in respect of a gain on a sale of a property at our Mexican operations, partly offset by $7 million minority interest, and $24 million relating to a dividend

----------------------
(1) Total steel shipments include inter-company shipments.

from our 8.6% investment in Erdemir. Other income expenses-net for the quarter ended September 30, 2004 was $6 million.

Net interest expenses at Mittal Steel for the quarter ended September 30, 2005 decreased to $50 million as compared with $55 million for the quarter ended June 30, 2005 due to the reduction of debt. Net interest expenses for the quarter ended September 30, 2005 was higher as compared with $42 million for the quarter ended September 30, 2004 primarily due to the increased borrowing for the acquisition of, and assumption of debt at, ISG.

Mittal Steel's income tax expense for the quarter ended September 30, 2005 amounted to $164 million as compared with $165 million for the quarter ended June 30, 2005. The effective tax rate for the quarter ended September 30, 2005 was 22% as compared with 12% for the quarter ended June 30, 2005. In the quarter ended June 30, 2005 the aggregate tax rate was lower due to tax credits in our Mexican and US operations. Mittal Steel's income tax expense for the quarter ended September 30, 2004 amounted to $397 million.

Net income for the quarter ended September 30, 2005 decreased to $478 million as compared with the quarter ended June 30, 2005 at $1.1 billion and lower as compared with quarter ended September 30, 2004 at $1.3 billion owing to the reasons as discussed above.

Americas

Total steel shipments in the Americas region were 5.8 million tons in the quarter ended September 30, 2005, as compared with 5.4 million tons for the quarter ended June 30, 2005. Total steel shipments for the quarter ended September 30, 2004 were 3.1 million tons.

Sales were lower at $3.4 billion in the quarter ended September 30, 2005, as compared with $3.5 billion for the quarter ended June 30, 2005 and higher than $1.9 billion for quarter ended September 30, 2004 primarily due to the inclusion of ISG.

Operating income was $184 million for the quarter ended September 30, 2005 as compared with $447 million for the quarter ended June 30, 2005, primarily due to lower selling prices partly offset by lower cost of goods sold. Operating income for the quarter ended September 30, 2005 was lower as compared with $580 million for the quarter ended September 30, 2004.

With regard to the discussion above, it may be noted that the results of the quarter ended June 30, 2005 include those of ISG, which merged with Mittal Steel from April 15, 2005.

Europe

The European region total steel shipments were flat at 4.0 million tons in the quarter ended September 30, 2005 as compared with the quarter ended June 30, 2005. Total steel shipments for the quarter ended September 30, 2004 were 4.7 million tons.

Sales were lower at $2.3 billion in the quarter ended September 30, 2005, as compared with $2.6 billion for the quarter ended June 30, 2005, and $2.8 billion for the quarter ended September 30, 2004, primarily due to lower volumes and selling prices.

Operating income was $47 million for the quarter ended September 30, 2005 as compared with $263 million for the quarter ended June 30, 2005 due to a steep reduction in selling prices partly offset by a reduction in the cost of goods sold. Operating income for the quarter ended September 30, 2005 was lower as compared with $644 million for the quarter ended September 30, 2004.

Asia & Africa

Total steel shipments of our Asia & Africa region were 3.2 million tons for the quarter ended September 30, 2005 as compared with 2.7 million tons for the quarter ended June 30, 2005, and 3.1 million tons for the quarter ended September 30, 2004.

Sales were lower at $1.7 billion in the quarter ended September 30, 2005, as compared with $2.1 billion for the quarter ended June 30, 2005, and $2.0 billion for the quarter ended September 30, 2004, primarily due to lower selling prices.

Operating income was lower at $479 million for the quarter ended September 30, 2005 compared with $678 million for the quarter ended June 30, 2005 primarily due to a steep reduction in selling prices partly offset by improved shipments. Operating income for the quarter ended September 30, 2005 was lower compared with $668 million for the quarter ended September 30, 2004.

Liquidity

The Company's liquidity remains strong. As at September 30, 2005, the Company's cash and cash equivalents including restricted cash and short term investments were $2.1 billion ($2.7 billion at June 30, 2005 and $2.6 billion at December 31, 2004). In addition, the Company including its operating subsidiaries had available borrowing capacity of $3.1 billion as at September 30, 2005.(2)

Net debt (which is total debt less cash and cash equivalents, short term investments and restricted cash) at the end of September 30, 2005 was $1.7 billion ($2.0 billion at June 30, 2005). During the quarter ended September 30, 2005, $338 million was paid for the acquisition of 36.67% of Hunan Valin Steel Tube & Wire Company ("Hunan Valin") in China. During the quarter, gross debt was reduced by $931 million with a reduction in cash and cash equivalents, short term investments and restricted cash of $688 million.

During the quarter ended September 30, 2005, net working capital improved by $203 million. Inventories were lower by $506 million offset by increase in accounts receivables of $104 million and accrued expenses and other liabilities of $272 million.

Capital expenditure during the quarter ended September 30, 2005 was $305 million as compared with $255 million for the quarter ended June 30, 2005 and $223 million for the quarter ended September 30, 2004.

Depreciation during the quarter ended September 30, 2005 was $215 million as compared with $192 million for the quarter ended June 30, 2005 primarily due to incorporation of ISG results for the full quarter, and $151 million for the quarter ended September 30, 2004.

The Company declared an interim dividend of US$0.10 per share, as per the dividend policy previously announced. The cash dividend was paid on October 12, 2005.

Recent Developments

o On November 2, 2005 Ispat Inland Inc, a North American subsidiary of Mittal Steel Company N.V., announced the ratification of new collective-bargaining agreements by members of the United Steelworkers. The agreements are similar to those at the former ISG. These agreements expire on September 1, 2008, as do those at the former ISG plants.

o On October 24, 2005 Mittal Steel Company N.V. announced that it had agreed to acquire a 93.02% stake in the capital of KryvorizhStal (the largest carbon steel long products producer in Ukraine) from the State Property Fund of Ukraine following a public auction. Under the terms of the share purchase agreement, Mittal Steel will acquire 3,590,038,755 shares of the share capital of KryvorizhStal for a total consideration of UAH 24.2 billion (US$4.8 billion). The share purchase agreement was signed on October 28, 2005.

o On October 19, 2005 Mittal Steel signed a US$3 billion loan agreement, subsequently increased to US$3.5 billion, with Citigroup with terms similar to its US$3.2 billion revolving credit facility.

---------------------
(2) Corresponding exercisable/available limits are lower, which are based on the level of inventory/receivable. Includes unused portion of US$3.2 billion unsecured revolving credit facility.

o On October 8, 2005 Mittal Steel announced that it had signed a Memorandum of Understanding with the Government in Jharkhand, India for the development of a mining and steelmaking complex. Mittal Steel intends to undertake a Detailed Project Report (DPR) within 18 months to identify the location of the steel plant, iron ore and coal mines and water sources. Once the Detailed Project Report is completed and found acceptable to both Mittal Steel and the Government of Jharkhand, definitive agreements would be entered into.

o On September 28, 2005 Mittal Steel announced that it had received final approval relating to its acquisition of 36.67% of Hunan Valin Steel Tube & Wire Company ("Hunan Valin") for a total consideration of US$338 million. All conditions precedent, have been met and the transaction has now closed.

o On September 12, 2005 Mittal Steel announced that the Mining Development Agreement entered into with the Government of Liberia was ratified by the Liberian Senate.

o On September 8, 2005 Mittal Steel announced that it had acquired a majority stake in Romportmet, a port facility located in Galati, Romania. Mittal Steel increased its shareholding in Romportmet to 89% through the acquisition of approximately 20 million shares, at a total cost of $47 million.

Outlook for fourth quarter 2005.

For the fourth quarter of 2005, shipments and selling prices are expected to be slightly higher, and cost of sales are expected to increase primarily due to increased pressure on energy costs. Overall, we expect operating income per ton to be up to $10 higher than the third quarter 2005.

Statements in this press release that are not historical facts, including statements regarding expectations concerning market growth and development, expectations and targets for Mittal Steel's results of operations and expectations regarding cost savings from recently acquired companies and statements preceded by "believe," "expect," "anticipate," "target" or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those implied by such forward-looking statements on account of known and unknown risks and uncertainties, including, without limitation: (1) changes in general economic, political and social conditions; (2) adverse regulatory changes; (3) fluctuations in currency exchange rates; (4) cyclicality of the steel industry; (5) increased competition; (6) availability and cost of raw materials, energy and transportation; (7) Mittal Steel's ability to realize expected cost savings from recently acquired companies within the expected time frame; (8) Mittal Steel's ability to integrate recently acquired companies; (9) labor disputes; and (10) the risks contained in Mittal Steel's Form 20-F and other filings with the Securities and Exchange Commission. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.


For further information, visit our web site: www.mittalsteel.com, or call:

Mittal Steel Company N.V.            Mittal Steel Company N.V.
Julien Onillon,                      Thomas A. McCue, Director
Director, Investor Relations         Director, North American Investor Relations
+44 (0)20 7543 1136                  (and Treasurer Mittal Steel USA)
                                     +1 219 399 5166

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. CONSOLIDATED BALANCE SHEETS

                                                                            As of
                                                      September 30,        June 30,        December 31,
In millions of U.S. Dollars                               2005               2005              2004
                                                       (Unaudited)       (Unaudited)         (Audited)
ASSETS
Current Assets
   Cash and cash equivalents                                  $ 1,834           $ 2,049            $ 2,495
   Restricted cash                                                206               681                138
   Short-term investments                                          10                 8                  1
   Trade accounts receivable - net                              2,572             2,434              2,006
   Inventories                                                  5,529             5,979              4,013
   Prepaid expenses and other current                             850               950                666
assets
   Deferred tax assets                                            216               222                306
                                                    ------------------ ----------------- ------------------
   Total Current Assets                                        11,217            12,323              9,625
                                                    ------------------ ----------------- ------------------

Property, plant and equipment - net                            10,913            10,904              7,562
Investments in affiliates and joint ventures                    1,166               710                667
Deferred tax assets                                               791               730                855
Intangible pension assets                                         103               102                106
Other assets                                                      438               507                338
                                                    ------------------ ----------------- ------------------
Total Assets                                                  $24,628           $25,276            $19,153
                                                    ================== ================= ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Payable to banks and current portion of                      $ 259             $ 511              $ 341
long-term debt
   Trade accounts payable                                       2,003             1,991              1,899
   Dividend payable                                                70                70              1,650
   Accrued expenses and other current                           3,095             3,037              2,307
liabilities
   Deferred tax liabilities                                       161               168                 33
                                                    ------------------ ----------------- ------------------
   Total Current Liabilities                                    5,588             5,777              6,230
                                                    ------------------ ----------------- ------------------

Long-term debt                                                  3,534             4,213              1,639
Deferred tax liabilities                                          857               909                955
Deferred employee benefits                                      1,832             2,039              1,931
Other long-term obligations                                     1,217             1,392                809
                                                    ------------------ ----------------- ------------------
Total Liabilities                                              13,028            14,330             11,564
                                                    ------------------ ----------------- ------------------

Minority Interest                                               1,760             1,756              1,743
Shareholders' Equity
   Common shares                                                   60                60                 59
   Treasury stock                                                (112)             (113)              (123)
   Additional paid-in capital                                   2,452             2,481                552
   Retained earnings                                            7,315             6,904              4,739
   Accumulated comprehensive income/(loss)                        125              (142)               619
                                                    ------------------ ----------------- ------------------
Total Shareholders' Equity                                      9,840             9,190              5,846
                                                    ------------------ ----------------- ------------------
Total Liabilities and Shareholders' Equity                    $24,628           $25,276            $19,153
                                                    ================== ================= ==================

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION


                                                   Quarter Ended                          Nine Months Ended

 In millions of U.S. Dollars,     September 30,   June 30, 2005    September 30,   September 30,    September 30,
 except shares, per share and          2005                            2004             2005             2004
 other data
                                   (Unaudited)     (Unaudited)      (Unaudited)     (Unaudited)      (Unaudited)
       STATEMENT OF INCOME DATA
 Sales                                    $7,050          $7,604           $6,292         $21,078           $16,020
 Costs and expenses:
    Cost of sales (exclusive of
      depreciation shown separately)       5,816           5,748            4,027          15,853            10,677
    Depreciation                             215             192              151             570               412
    Selling, general and
      administrative expenses                254             273              182             780               510
                                  --------------- --------------- ---------------- --------------- -----------------
                                           6,285           6,213            4,360          17,203            11,599
 Operating income                            765           1,391            1,932           3,875             4,421
 Operating margin                            11%             18%              31%             18%               28%
 Other income (expense) - net                 10              35                6              50                24
 Income from equity method                    19              32                5              66                46
 investments
 Financing costs:
    Interest (expense)                       (79)            (88)             (61)           (225)             (179)
    Interest income                           29              33               19              87                42
    Net gain / (loss) from
      foreign exchange                       (13)              4                9               4                 9
                                  --------------- --------------- ---------------- --------------- -----------------
                                            (63)            (51)             (33)           (134)             (128)
 Income before taxes and                     731           1,407            1,910           3,857             4,363
 minority interest
 Income tax expense:
    Current                                   71             161              220             522               465
    Deferred                                  93               4              177             204               350
                                  --------------- --------------- ---------------- --------------- -----------------
                                             164             165              397             726               815
 Income before minority                      567           1,242            1,513           3,131             3,548
 interest
 Minority interest                          (89)           (152)            (181)           (416)             (401)
                                  --------------- --------------- ---------------- --------------- -----------------
 Net income                                 $478          $1,090           $1,332          $2,715            $3,147
                                  =============== =============== ================ =============== =================
 Basic and diluted earnings per
 common share                              $0.68           $1.57            $2.07           $3.99             $4.89
 Weighted average common shares
 outstanding (in millions)                   704             695              643             681               643

 OTHER DATA
 Total shipments of steel
 products including
 inter-company shipments
 (thousands of tons)                      12,976          12,181           11,026          35,536            31,975

MITTAL STEEL COMPANY N.V. CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          Quarter Ended                       Nine Months Ended,

In millions of U.S. Dollars                 September    June 30, 2005   September 30,     September    September 30,
                                            30, 2005                          2004         30, 2005          2004
                                           (Unaudited)    (Unaudited)     (Unaudited)     (Unaudited)    (Unaudited)
Operating activities:
Net income                                         $478          $1,090          $1,332         $2,715          $3,147
Adjustments required to reconcile net
income to net cash provided by
operations:
   Depreciation                                     215             192             151            570             412
   Net accretion of purchased                       (51)            (42)              -            (93)              -
intangibles
   Deferred employee benefit costs                   13            (150)              8           (133)             (7)
   Net foreign exchange loss (gain)                  (7)             (7)             97            (19)             (3)
   Deferred income tax                               93               4             177            204             350
   Undistributed earning from Joint                 (26)            (14)            (21)           (50)            (96)
Ventures
   Loss (gain) on sale or write-off of                1            (15)               1           (14)               1
property plant & equipment
   Minority interest                                 89             152             181            416             401
   Other                                            (35)            (43)            (99)           (66)             (4)
Changes in operating assets and
liabilities, net of effects from
acquisitions:
   Trade accounts receivable                       (104)            448            (235)           170            (835)
   Short-term investments                            14             (8)              (2)             6              (3)
   Inventories                                      506             210            (373)           401            (810)
   Prepaid expenses and other assets                 64            (141)           (164)          (164)           (361)
   Trade accounts payable                            (5)           (542)            194           (626)            253
   Accrued expenses and other liabilities          (272)           (151)            160           (396)            419
                                          -------------- --------------- --------------- -------------- ---------------
Net cash provided by operating activities           973             983           1,407          2,921           2,864
                                          -------------- --------------- --------------- -------------- ---------------
Investing activities:
   Purchase of property, plant and
     equipment                                     (305)           (255)           (223)          (765)           (522)
   Proceeds from sale of assets and
     investments including affiliates and
     joint ventures                                  15              37               1             44              22
   Acquisition of net assets of
     subsidiaries, net of cash acquired             (23)         (1,306)              8         (1,329)             (7)
   Investment in affiliates and joint
     ventures                                      (337)             22               6           (315)             22
   Restricted cash                                  475             (97)            (95)           (67)            (87)
   Other                                             (4)             (1)              -             (5)              5
                                          -------------- --------------- --------------- -------------- ---------------
Net cash used in investing activities              (179)         (1,600)           (303)        (2,437)           (567)
                                          -------------- --------------- --------------- -------------- ---------------
Financing activities:
   Proceeds from payable to banks                   322             824             582          1,666           2,167

   Proceeds from long-term debt                     100           3,080              36          3,199             988
   Debt issuance cost                                 -             (10)              -            (10)              -
   Proceeds from long-term debt from an
     affiliate                                        -               -               -              -              46
   Payments of payable to banks                    (582)           (707)           (590)        (1,797)         (2,376)
   Payments of long-term debt                      (759)         (1,208)           (311)        (2,083)         (1,375)
   Purchase of treasury stock                         -               -               -              -             (54)
   Sale of treasury stock                             -               4               5              6               7
   Dividends paid                                  (148)         (1,375)           (151)        (1,949)           (412)
   Others                                             2             (18)              5            (16)              3
                                          -------------- --------------- --------------- -------------- ---------------
Net cash provided by (used in)
financing activities                             (1,065)            590            (424)          (984)         (1,006)
                                          -------------- --------------- --------------- -------------- ---------------
Net increase (decrease) in cash and
cash equivalents                                   (271)            (27)            680           (500)          1,291
                                          -------------- --------------- --------------- -------------- ---------------
Effect of exchange rate changes on cash              56             (95)             19           (161)             47
                                          -------------- --------------- --------------- -------------- ---------------
Cash and cash equivalent:
   At the beginning of the period                 2,049           2,171           1,399          2,495             760
   At the end of the period                      $1,834          $2,049          $2,098         $1,834          $2,098
                                          ============== =============== =============== ============== ===============

MITTAL STEEL COMPANY N.V.
Appendix 1 - Q305
Shipments by country (thousands of short tons)


                                           3Q 2005       2Q 2005        9M 2005
                                      ------------- ------------- --------------
Americas

United States of America                     4,322         3,799          9,461

Mexico - Lazaro Cardenas                       976         1,073          3,109

Canada                                         340           357          1,090

Trinidad - Point Lisas                         190           194            601
                                      ------------- ------------- --------------
TOTAL AMERICAS                               5,828         5,423         14,261
                                      ------------- ------------- --------------
Europe

West Europe - Germany and France               735           798          2,502

Poland                                       1,158         1,052          3,643

Romania                                      1,192         1,399          3,953

Czech Republic - Ostrava                       691           555          1,937

Others                                         187           237            573
                                      ------------- ------------- --------------
TOTAL EUROPE                                 3,963         4,041         12,608
                                      ------------- ------------- --------------
Asia and Africa

Kazakhstan - Temirtau                        1,139           790          2,737

South Africa                                 1,801         1,651          5,190

Algeria - Annaba                               244           275            740
                                      ------------- ------------- --------------
TOTAL ASIA AND AFRICA                        3,185         2,717          8,667
                                      ------------- ------------- --------------
MITTAL STEEL                                12,976        12,181         35,536
                                      ------------- ------------- --------------

Figures for total shipments of steel products (including inter-company shipments)

MITTAL STEEL COMPANY N.V.
Appendix 2- 3Q 2005

(Figures in US$ Millions unless                 Americas       Europe      Asia & Africa    Elimination.      Mittal
otherwise shown)                                                                                              Steel
-----------------------------------------     ------------- -------------- --------------- ---------------- ------------

Financial Information
---------------------

Sales                                                3,378          2,265           1,703            (296)        7,050

Cost of sales (exclusive of depreciation)            3,015          2,014           1,101            (314)        5,816

Gross profit (before deducting depreciation)           363            251             601               19        1,234
Gross margin (as percentage of sales)                   11%            11%             35%                           18%

Selling, general and administrative                     80            147              62             (35)          254
expenses

Operating income                                       184             47             479               55          765
Operating margin (as percentage of sales)              5.4%          2.10%           28.1%                           11%

EBITDA (PBT + Interest + depreciation)                 304            116             543               33          996
EBITDA margin ( as percentage of sales)                 9%             5%             32%                           14%

Depreciation                                            99             57              60                0          216
Capex                                                  (74)          (125)           (106)               0         (305)

Operational Information

Liquid Steel Production ('000 MT)                    5,875          3,489           3,228                        12,592
Liquid Steel Production ('000 ST)                    6,476          3,846           3,558                        13,880

Shipments ('000 MT)                                  5,287          3,596           2,889                        11,772
Shipments ('000 ST)                                  5,828          3,963           3,185                        12,976


Employees                                           24,623         74,774          72,103                       171,500
                                              ------------- -------------- --------------- ---------------- ------------